Reply Attention of	Virgil Z. Hlus	Clark Wilson LLP
Direct Tel.	604.891.7707	Barristers & Solicitors
EMail Address	vzh@cwilson.com	Patent & Trade-mark Agents
Our File No.	27595-0001/ CW2872952.13	800-885 W Georgia Street
		Vancouver, BC V6C 3H1
		Tel.	604.687.5700
		Fax	604.687.6314

October 29, 2009

BY EDGAR AND COURIER

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
USA

Attention:	John Cash
Accounting Branch Chief

Dear Sirs:

Re:	KHD Humboldt Wedag International Inc.
Form 20-F for Fiscal Year Ended December 31, 2008
File No. 1-4192

     Thank you for your letter of September 10, 2009 with respect to the Form 20-F for the fiscal year ended December 31, 2008 filed by KHD Humboldt Wedag International Ltd. (the “Company”). The Company’s responses are numbered in a manner that corresponds with your comments as set out in your letter of September 10, 2009.

Form 20-F for Fiscal Year Ended December 31, 2008

Risk Factors, page 18

1.

We note the statement “Additional risks not presently known to us may also impair our business operations.” Since you must disclose all risks that you believe are material at this time, please delete the statement in future filings.

The Company confirms that the statement “Additional risks not presently known to us may also impair our business operations.” will be deleted in future filings.

Transactions with parties in countries designated by the United States State Department as state sponsors of terrorism…page 21

2.	Tell us, with a view toward disclosure in future filings, the countries in which you currently engage in business that the United States State Department has designated as state sponsors of terrorism.

The Company currently engages in business, primarily the provision of spare parts, with companies located in Iran, Sudan, Cuba and Syria, countries that are currently designated as state sponsors of terrorism by the United States State Department.

www.cwilson.com

Item. 4. Information on the Company, page 24
Order Intake and Backlog, page 27

3.

We note your disclosure of order backlog as of December 31, 2008 and 2007 along with the discussion of “contracts at risk.” Please also disclose in future filings the portion of total backlog not reasonably expected to be filled within the current fiscal year in accordance with Item 101(c)(viii) of Regulation S-K.

The Company confirms that disclosure with respect to order backlog in future filings will disclose the portion of total backlog not reasonably expected to be filled within the current fiscal year, in accordance with Item 101(c)(viii) of Regulation S-K.

Item 5. Operating and Financial Review and Prospects, page 35
Liquidity and Capital Resources, page 43

4.

Please revise your future filings to disclose and discuss the specific terms of the most significant covenants under your credit facilities. Your disclosures should include actual ratios/amounts for each period and the most restrictive required ratios/amounts. Also, please address the potential risks and consequences of not complying with such covenants. Such disclosures may help investors understand the magnitude of and trends associated with actual and required ratios/amounts. See Sections I.D and IV.C of Release No. 33-8350, Interpretation – Commission’s Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations on our website at http://www.sec.gov/rules/interp/33- 8350.htm#P180_57133.

The Company confirms that future filings will disclose and discuss the specific terms of the most significant covenants under its credit facilities, including actual ratios/amounts for each period and the most restrictive required ratios/amounts. The Company’s disclosure in future filings will also address potential risks and consequences of not complying with such covenants.

Application of Critical Accounting Policies, page 46
Revenue Recognition, page 46

5.	We note that you recorded a $32 million charge in fiscal 2008 as a result of customer contract cancellations. With a view towards future disclosure, please provide us with the following information:

  We note your disclosure on page two that the project terminations exposed a weakness or risk in certain contract terms and credit insurance instruments. Please provide us a specific and comprehensive discussion of the nature of the weaknesses you identified.

  Please provide us a specific and comprehensive discussion regarding how you determined that it is appropriate to recognize your revenue on the percentage-of-completion method under U.S. GAAP. In this regard, it is unclear to us if you have legal and enforceable rights to payment for work performed on contracts that have been modified or cancelled.

  We note your discussion of contracts that are at risk. Please provide a qualitative and quantitative discussion regarding your legal and enforceable rights to collect payment for costs incurred and supplier commitments that relate to these contracts and whether losses may be incurred as a result of these commitments.

The “weakness or risk in contract terms” is referring to the Company’s business model and not an actual weakness in the contract terms. We will clarify in future filings that a typical business project for the Company involves three parties, being the customer, the Company and the respective subcontractor(s) and supplier(s). Under the Company’s business model, there are contracts between the Company and the customer and contracts between the Company and the respective subcontractor(s) and/or supplier(s). If a customer defaults on a contract with the Company, the Company is still liable to the subcontractor(s) and/or supplier(s) as the result of its contract(s) with the subcontractor(s) and/or supplier(s). As such, the Company considers this to be a general business uncertainty.

To the extent that a customer has the ability to pay, this uncertainty is mitigated by the fact that the Company’s contracts with customers have cancellation clauses in place. In the event that the Company becomes liable to a subcontractor or supplier as a result of a customer defaulting on a contract with the Company, the Company has the right to pursue the defaulting customer for cancellation costs pursuant to the cancellation clauses in the Company’s contracts. In the event of the cancellation of a contract, the Company is typically contractually entitled to pursue the defaulting customer for some or all of: (a) compensation for the actual costs and expenses that the Company incurs or is charged by subcontractor(s) or supplier(s) for work performed to the date of the cancellation of the contract; (b) any engineering costs directly attributable to the contract, (c) the costs for removing the Company’s equipment from the contract site and the return of equipment to the Company and/or the subcontractor(s) as well as the cost of the repatriation of the Company’s and/or the subcontractor(s) personnel; (d) a percentage of the total amount due under the contract to the extent that such profit has not already been paid to the Company in sums already invoiced; and (e) a percentage of the total cancellation costs as overhead.

The Company uses the percentage-of-completion (“POC”) method, as permitted under Accounting Research Bulletin 45, Long-Term Construction-Type Contracts (“ARB 45”), to recognize revenue.

The Company has considered Paragraphs 1 and 15 of ARB 45 and AICPA Statement of Position 81-1 (“SOP 81-1”), which indicates that the POC method be used in lieu of the completed contract method when all of the following are present:

1.	reasonably reliable estimates can be made of revenue and costs;

2.	the construction contract specifies the parties’ rights as to the goods, consideration to be paid and received, and the resulting terms of payment or settlement;

3.	the contract purchaser has the ability and expectation to perform all contractual duties; and

4.	the contract contractor has the same ability and expectation to perform.

The Company derives its revenues from providing industrial plant engineering services and specifically designed equipment to build cement and coal and minerals processing facilities. Typically, the Company’s project contract is a construction-type contract which takes more than one year to complete. The contracts for such projects specify the work to be performed by the Company, the timing, the amount and the method of the interim and final billings for the projects; and the other legal rights and obligations of the Company and its customers.

The Company has been in the same business for more than 150 years and has a reliable management information system in place to reasonably estimate the costs to complete a contract and the extent of progress made towards completion of each contract. Prior to executing a contract, the Company usually performs a credit check on the customer and takes payment security from the customer. The Company follows internal compliance review and monitoring procedures prior to executing contracts and during project constructions to ensure that the customers and the Company have the ability and expectation to perform all contractual duties. Accordingly, the Company is of the opinion that the criteria of paragraph 1 of ARB 45 and all of the conditions of SOP 81-1 have been met, and the POC method, as recommended under paragraph 15 of ARB 45, should be applied.

Revenues from change orders are recognized only after the change orders are approved by the Company’s customers (see Note 1(xvii) to the Company’s 2008 audited consolidated financial statements), which results in the Company having a legal and enforceable right to payment for the work performed on contracts that have been modified.

After the onset of the financial crisis, one of the Company’s customers entered into proceedings under the Companies’ Creditors Arrangement Act (Canada) (the “CCAA”), a creditors’ relief statute. In addition, certain customers approached the Company requesting cancellations or modifications of their contracts. These requests were generally of three types: (1) requests that contracts be cancelled; (2) requests that contracts be delayed; or (3) requests for modification of the scope of a contract (for example, a contract that was initially proposed to be three phases might be reduced to only two phases). In these cases, the Company, using its engineers, project managers, finance managers and lawyers, reviewed the project work and the terms of the contracts and subcontracts to determine the Company’s liabilities, including the potential liabilities under the purchase orders which had been committed.

During the period when this review was undertaken, contracts having a total value of $100.2 million were officially cancelled as a result of customers defaulting on their contracts, and were removed from the order backlog as at December 31, 2008. Provisions of $6.0 million were established for the losses resulting from these contract cancellations as there was significant uncertainty as to whether the Company would receive the contractual cancellation costs under certain of these contracts. The Company is currently pursuing its legal rights against the defaulting customers under these contracts.

The Company also determined that certain revenue contracts included in the remaining order backlog were at risk as at December 31, 2008. These at risk contracts amounted to $159.2 million, comprised of: (1) $76.5 million relating to contracts that customers asked be delayed; (2) $2.7 million due to the customer entering proceedings under the CCAA; and (3) $80 million due to customers asking for changes in contract scope. The Company immediately suspended work on these contracts, instructed its suppliers to stop work on such contracts. In addition, the Company established a provision of $2.8 million for the contract classified as at risk due to the customer entering proceedings under the CCAA.

With respect to contracts classified as at risk for which customers had requested a delay or change in scope, the Company assessed the likelihood of whether such contracts would ultimately be cancelled. The Company considered whether it was likely that a customer would continue with a contract in the future or, alternatively, proceed with a different contract or the same contract on a smaller scale. These assessments considered, among other factors, whether the customer had financing in place to support its payment obligations and whether such financing was affected by the global economic crisis. If the Company determined that a customer was unlikely to proceed with the contract, the Company considered whether the customer was likely to pay the cancellation costs due under the contract.

For two contracts that customers had requested be delayed, the Company determined that the respective customers were unlikely to proceed with the contracts and that there was significant uncertainty as to whether the customers would pay the cancellation costs due under such contracts, even if the Company pursued its legal rights to recover cancellation costs. As a result of this significant uncertainty, the Company established a provision of $14.9 million for such contracts as at December 31, 2008. The Company also recorded an impairment charge of $8.2 million for inventory and accounts receivable related to the delayed contract.

As such, the Company recognized a $32 million charge to the income statement in the fourth quarter of 2008 with respect to both the cancelled contracts and the contracts at risk. The impairment charge of $32 million was comprised of $23.0 million for at-risk contracts, $6.0 million for cancelled contracts and $2.8 million for the customer that had entered into proceedings under the CCAA noted above. The impairment charge is recapitulated by its impact on the financial statements as follows:

Provisions:	(in millions)
Supplier commitments	$17,027
Penalty for cancellation of purchase orders	3,401
Inventories (contracts-in-progress)	2,606
23,034
Inventories (raw materials and finished goods)	2,637
Inventories (contracts-in-progress)	6,037
Customer receivables	258
Losses on terminated customer contracts for the year	$31,966

With respect to the remainder of the contracts classified as at risk, the Company determined that the customers were either likely to proceed with their contracts in the future or would be able to pay the required cancellation costs under such contracts. The Company ceased work on such contracts but did not take any further accounting action pending further developments. Once a new scope is agreed on with a customer, the Company intends to amend the respective contract, and order backlog values will be adjusted accordingly. In the event that a customer’s financial condition worsens, the Company will reconsider the prior assessment and a provision may be made at such time.

Receivables, page 46

6.

We note your disclosure that you acquire assets in satisfaction of receivables. With a view towards future disclosure, please provide us with a more specific and comprehensive discussion of the circumstances under which you enter into these transactions and quantify for us the frequency of these transactions.

The Company advises that, historically, in connection with its predecessor merchant banking business, it sometimes acquired assets in satisfaction of receivables. However, subsequent to its disposition of its merchant banking business in 2006, it ceased doing so, and it does not accept assets in satisfaction of receivables in connection with its current business. The Company confirms that it will remove the disclosure stating that it acquires assets in satisfaction of receivables in future filings.

(xxi) Employee Future Benefits, page 89

7.

We note your reference to an independently prepared actuarial report. Please tell us the nature and extent of the involvement of third party and tell us whether you believe they are acting as experts as defined in the Securities Act of 1933.

The Company retains a third party, Heubeck AG, as an independent service provider to prepare annual actuarial reports for the Company. While the Form 20-F makes reference to the preparation of such reports, it does not expressly name the third party service provider, nor did the third party prepare or certify any portion of the Form 20-F. Management ultimately determined the amounts to be disclosed in the financial statements and, in so doing, relied in part on such reports. In addition, there are no statements, valuations, reports or opinions of Heubeck AG included or summarized in, or attributed to, Heubeck AG in the Form 20-F. As such, the Company does not believe the third party is acting as an expert as such term is defined in the Securities Act of 1933.

Note 15. Provision for Warranty Costs, page 102

8.	In future filings, please provide a roll-forward of the warranty liability for each period you present a statement of operations.

The Company confirms that it will provide a roll-forward of the warranty liability for each period it presents a statement of operations in future filings.

Note 26. Financial Instruments, page 111

9.	With a view towards future disclosure, please provide the following information:

  Tell us the significant assumptions used in determining the fair value of the Mass Financial preferred shares that resulted in you recognizing a $55.1 million loss as of December 31, 2008. In addition, please provide us with a specific and comprehensive discussion regarding how you considered the lack of a liquid, active market in your determination of the fair value of the shares.

  We note your disclosure on page 38 that you entered into negotiations with Mass Financial in order to realize the economic value of the shares. We further note your statement that the settlement amount may differ from the fair value of the shares. Given that you had an indication there was a risk of further loss on the value of these shares upon settlement, please tell us how you determined that your estimate of fair value was appropriate at December 31, 2008.

  We note that you recorded a subsequent $9.5 million loss upon settlement during the second quarter of 2009. We further note your statement in your Form 6-K for the month of August, 2009 that there was no change in the fair value of the shares between December 31, 2008 and settlement date.

The fair value of the preferred shares of Mass Financial was based on certain significant assumptions, including: time value; yield curve; the issuing counterparty’s ability and/or intent to redeem; and that the preferred shares of Mass Financial and its former subsidiary would be retracted or redeemed in accordance with their terms.

The preferred shares were classified as available-for-sale securities and quoted market prices were not available. As such, the Company was required to consider the lack of a liquid, active market in its determination of the fair value of the shares. The fact that there was no liquid, active market for the shares, there was a limited pool of potential buyers for the preferred shares, and quoted market prices were not available was of key importance in the Company’s determination of the fair value of the shares. The Company determined the fair value of the preferred shares using a discounted cash flow model and considering the quoted market prices of securities with similar characteristics in conjunction with the assumptions discussed above. At December 31, 2008, as disclosed in the Company’s Form 20-F, the primary assumption used by the Company in its discounted cash flow model was a discount rate of 30% based on observable current market transactions in instruments with similar characteristics, with modifications for market liquidity and the features of the preferred shares.

In the last quarter of 2008 and the first quarter of 2009, during the financial crisis, two independent firms provided the Company with valuation reports regarding the preferred shares. These valuations utilized a discounted cash flow model and concluded that the preferred shares had a value significantly less than their face value, based on the current market data. At December 31, 2008, the Company determined the fair value loss to be an other than temporary decline in value as, at that point, it expected to negotiate a settlement of the net position of the investment in the preferred shares. As a result, the Company recognized what it considers to be an appropriate fair value loss of $55.1 million on its investment in the preferred shares as at December 31, 2008.

The Company’s Form 6-K filed August 13, 2009 noted that the Company recorded a subsequent $9.5 million loss upon settlement of the preferred shares during the second quarter of 2009, while also noting that there was no change in the fair value of the shares between December 31, 2008 and the settlement date. As discussed above, the fair value of the shares was based on certain significant assumptions. The Company concluded that there was no change in the fair value of the shares between December 31, 2008 and the settlement date as there was no significant change in market conditions for similar securities between December 31, 2008 and the settlement date.

  Please provide us with a specific and comprehensive discussion of the underlying reasons why the shares were settled at an amount less than their fair value.

The Company recorded a $9.5 million loss on the settlement of the preferred shares based on the negotiated deal with Mass Financial. The settlement of the preferred shares allowed the Company to meet its objective of liquidating or realizing on the economic value of the preferred shares, which, due to the limited market for the preferred shares, it might not otherwise be able to do. This was one of the primary reasons why the Company agreed to settle the preferred shares at an amount less than their fair value. In addition, the Company considered a variety of entity-specific factors, as further discussed below, that were not taken into account when determining the fair market value of the preferred shares as at December 31, 2008, which resulted in the Company’s decision to proceed with the negotiated settlement and record the additional $9.5 million loss on the settlement of the preferred shares.

As disclosed in the Company’s report on Form 6-K filed August 13, 2009, the settlement of the preferred shares was approved by the Company’s independent directors (which excluded Michael Smith, the Chairman of the Company and a director and officer of Mass Financial), as recommended by its audit committee, which took into account a variety of factors prior to granting such approval, including:

  the material tax consequences of liquidating the preferred shares and the fact that the sale to Mass Financial would lead to an efficient tax result;

  the importance of maximizing or preserving cash holdings given the current economic situation without affecting the Company’s ability to carry on its business;

  the ability to reduce the number of the Company’s outstanding common shares, which might have a positive effect on the Company’s share price and earnings per share;

  the impact of the transaction on creditors, lenders, shareholders and other interested parties;

  the fact that the preferred shares were not core assets of the Company’s business; and

  that the settlement of the preferred shares would substantially complete the disposition of the Company’s financial services operations and allow the Company to focus all of its attention on its core business, which was especially important considering the market conditions and economic crisis at such time.

As discussed above, the Company was aware that there was no significant change in market conditions for similar securities between December 31, 2008 and the settlement date, and accordingly, the fair value of the preferred shares remained relatively constant. However, when the Company decided to proceed with the settlement in 2009, after considering the various entity-specific factors that did not enter into the determination of the fair value of the preferred shares under GAAP as at December 31, 2008, the Company determined that the advantages to shareholders of proceeding with the transaction outweighed the disadvantages stemming from the additional $9.5 million loss that it would recognize on the settlement of the preferred shares. Upon considering all of the foregoing, the audit committee and the independent directors of the Company concluded that proceeding with the transaction was in the best interests of the Company and its shareholders.

Exhibit Index

10.	Include in future filings an exhibit index immediately before the exhibits as required by Item 102(d) of Regulation S-T.

The Company confirms that it will include an exhibit index immediately before the exhibits as required by Item 102(d) of Regulation S-T in future filings.

Exhibits

11.

We note the disclosure of an independent consulting agreement, employments agreements and a management services agreement under “Employment Agreements and Termination of Employment or Change of Control” on page 54. Tell us why the agreements have not been filed as exhibits to the annual report on Form 20-F. See Instruction 4(c) for exhibits on Form 20-F.

The Company’s independent consulting agreement, employment agreements and management services agreement have not been filed as exhibits to the Company’s annual report on Form 20-F as the Company has determined that such agreements contain sensitive information regarding the Company and its operations. The Company considers that the information regarding the terms of the agreements that has been disclosed in its annual report on Form 20-F, and other filings, provides investors with sufficient information with which to make investment decisions. As such, the disclosure of the additional information present in the agreements, by the appending of such agreements as exhibits to its annual report on Form 20-F, would be prejudicial to the Company’s business interests while at the same time failing to provide the public with any additional information that would be material to making an investment decision. As a result, the Company has determined not to file such agreements as exhibits to the Company’s annual report on Form 20-F.

Exhibit 8.1

12.	List in future filings the jurisdiction of incorporation of each subsidiary. See Instruction 8 for exhibits on Form 20-F.

The Company confirms that it will list in future filings the jurisdiction of incorporation of each subsidiary as required by Instruction 8 for exhibits on Form 20-F.

Acknowledgment Letter

In connection with the Company’s response to your comments, we have included a letter from the Company acknowledging the three statements as set out in your letter of September 10, 2009.

     We look forward to any further comments you may have regarding the Form 20-F or with respect to any of the above responses. Should you have any questions, please do not hesitate to contact the writer directly at 604.891.7707.

Yours truly,

CLARK WILSON LLP

Per: /s/ Virgil Z. Hlus

Virgil Z. Hlus

VZH/ljm

Encl.

cc:	Alan Hartslief
Chief Financial Officer
KHD Humboldt Wedag International Ltd.